Exhibit 99.1

Fanhua Reports Second Quarter and First Half 2018 Unaudited Financial Results

And Declares Quarterly Dividend of US$0.25 Per ADS

— Full Year Operating Income Guidance Revised Upwards to 50% Growth YoY

— Quarterly Diluted Net Income Per ADS US$0.40, Up 20.0% YoY

GUANGZHOU, China, August 20, 2018 (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 20181.

Quarterly Dividend Declaration:

On August 18, 2018, the Company’s Board of Directors declared a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, amounting to a total of US$16.3 million. The dividend will be payable on or around September 19, 2018 to shareholders of record on September 5, 2018.

Financial Highlights for the Second quarter of 2018:

(In thousands, except per ADS)	2017 Q2 (RMB)	2018 Q2 (RMB)	2018 Q2 (US$)	Change %

Total net revenues	1,002,482	972,116	146,910	-3.0
Operating income	72,024	127,597	19,283	77.2
Net income attributable to the Company’s shareholders	140,347	171,842	25,969	22.4
Diluted net income per ADS	2.20	2.64	0.40	20.0

Financial Highlights for the First half of 2018:

(In thousands, except per ADS)	First Half 2017 (RMB)	First Half 2018 (RMB)	First Half 2018 (US$)	Change %
Total net revenues	2,336,069	1,815,379	274,347	-22.3
Operating income	127,238	217,778	32,912	71.2
Net income attributable to the Company’s shareholders	210,087	302,060	45,648	43.8
Diluted net income per ADS	3.37	4.64	0.70	37.7

Commenting on the financial results of the second quarter of 2018, Mr. Chunlin Wang, Chief Executive Officer of Fanhua, stated, “We are glad to report strong results in the second quarter of 2018, with operating income growing 77.2% year-over-year to RMB127.6 million, once again beating expectations, and net income attributable to shareholders growing 22.4% year-over-year to RMB171.8 million.

1 This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.6171 to US$ 1.00, the effective noon buying rate as of June 29, 2018 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“Total life insurance premiums reached RMB1.5 billion, up 69.8% year-over-year, outpacing the overall industry growth rate. This was driven by the strong growth across all of the key operational metrics in our life insurance segment, as highlighted below:

1.	Annualized insurance premiums from the health insurance business were up 177.1% year-over-year, accounting for 79.4% of our total life insurance business as compared to 42.7% a year ago;

2.	First year premiums on regular insurance products grew by 41.4% year-over-year to approximately RMB715.0 million, which is attributable to the strong year-over-year growth of 143.9% in the number of insurance policies sold during the second quarter of 2018, even though the average per policy premium for health insurance products, which have become the main products for the Company, is typically much lower than that of annuity and endowment insurance products;

3.	Rapid expansion of sales force continued into the second quarter of 2018, with the number of registered sales agents growing 92.2% year-over-year to 630,995 and the number of performing sales agents for life insurance[2] growing 97.0% year-over-year to 66,654;

4.	Life insurance premiums from renewals increased by 109.1% year-over-year to RMB763.9 million. In the meantime, our 13th month persistency ratio outperformed the industry average and remained above 94.0%. We firmly believe in the value of our long-term regular life insurance business as it provides the Company with stable and recurring revenues and profits for years to come, which are crucial to the sustainable and sound development of the Company over the long run. We are pleased that our commitment to the long-term regular life insurance business has started to produce results, as evidenced by the stellar performance during the quarter.

“Looking ahead to the second half of 2018, in light of the extremely high base in the third quarter of 2017 primarily owing to the swell of fast-return annuity and participating endowment products following the implementation of Circular No. 134, we expect to see a slight year-over-year decrease in new life insurance premiums in the third quarter of 2018. However, we are still confident that we will be able to achieve no less than RMB100 million in operating income in the third quarter of 2018, based on expected positive growth in health insurance business and continued fast growth in renewal business during the quarter.

“Despite the regulatory restriction on the sales of short term and fast-return savings-focused life insurance products, we remain confident in our ability to achieve positive growth in annualized life insurance premiums in 2018 and we believe the fast growth in our renewal business will continue, which will become an increasingly more important and stable source of profits for the Company. This allows us to raise our full year guidance for operating profit from 40% to no less than 50% growth year-over-year.”

2 Performing sales agents for life insurance are defined as sales agents who have sold at least one life insurance policy during the reporting period.

Financial Results for the Second Quarter of 2018

Total net revenues were RMB972.1 million (US$146.9 million) for the second quarter of 2018, representing a decrease of 3.0% from RMB1,002.5 million for the corresponding period in 2017.

●	Net revenues for the life insurance business were RMB808.3 million (US$122.2 million) for the second quarter of 2018, representing an increase of 36.9% from RMB590.3 million for the corresponding period in 2017. The increase was mainly driven by the growth in both first year and renewal commissions as a result of the rapid growth in the number of sales agents. Revenues generated from our life insurance business accounted for 83.2% of our total net revenues in the second quarter of 2018.

●	Net revenues for the P&C insurance business were RMB91.8 million (US$13.9 million) for the second quarter of 2018, representing a decrease of 73.0% from RMB339.5 million for the corresponding period in 2017. The decrease was primarily due to i) the disposal of the equity interests of some entities in the P&C insurance division in October 2017; and ii) the transition of our auto insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. Revenues for the P&C insurance business are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. Revenues generated from the P&C insurance business accounted for 9.4% of our total net revenues in the second quarter of 2018.

●	Net revenues for the claims adjusting business were RMB72.0 million (US$10.9 million) for the second quarter of 2018, representing a decrease of 1.0% from RMB72.7 million for the corresponding period in 2017. Revenues generated from the claims adjusting business accounted for 7.4% of our total net revenues in the second quarter of 2018.

Total operating costs and expenses were RMB844.5 million (US$127.6 million) for the second quarter of 2018, representing a decrease of 9.2% from RMB930.5 million for the corresponding period in 2017.

●	Commission costs were RMB671.6 million (US$101.5 million) for the second quarter of 2018, representing a decrease of 8.5% from RMB733.6 million for the corresponding period in 2017. The decrease was mainly due to the decrease in commission costs of P&C insurance business, partially offset by the growth in commission costs of our life insurance business.

◆	Costs of the life insurance business were RMB553.4 million (US$83.6 million) for the second quarter of 2018, representing an increase of 47.5% from RMB375.3 million for the corresponding period in 2017. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 82.4% of our total commission costs in the second quarter of 2018.

◆	Costs of the P&C insurance business were RMB73.0 million (US$11.0 million) for the second quarter of 2018, representing a decrease of 76.8% from RMB315.2 million for the corresponding period in 2017. The decrease was in line with the decrease in sales, and primarily caused by i) the disposal of the equity interests of some entities in the P&C insurance division in October 2017; and ii) the transition of our P&C insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 10.9% of our total commission costs in the second quarter of 2018.

◆	Costs of the claims adjusting business were RMB45.2 million (US$6.8 million) for the second quarter of 2018, representing an increase of 5.1% from RMB43.0 million for the corresponding period in 2017. Costs incurred by the claims adjusting business accounted for 6.7% of our total commission costs in the second quarter of 2018.

●	Selling expenses were RMB53.9 million (US$8.1 million) for the second quarter of 2018, representing an increase of 0.4% from RMB53.7 million for the corresponding period in 2017.

●	General and administrative expenses were RMB119.0 million (US$18.0 million) for the second quarter of 2018, representing a decrease of 16.9% from RMB143.2 million for the corresponding period in 2017.The decrease was mainly due to a significant reduction in expenses incurred by our P&C insurance agencies as a result of the migration to the platform business model since the fourth quarter of 2017 as well as the disposal of certain P&C insurance agencies, though partially offset by an increase in expenses incurred by new office setup and staff recruitment in relation to regional expansion.

As a result of the preceding factors, we had an operating income of RMB127.6 million (US$19.3 million) for the second quarter of 2018, representing an increase of 77.2% from RMB72.0 million for the corresponding period in 2017.

Operating margin was 13.1% for the second quarter of 2018, compared to 7.2% for the corresponding period in 2017. The increase was primarily due to the increase in the sales of regular term life insurance policies and the increase in renewal life insurance business, which have higher profit margins.

Investment income was RMB43.9 million (US$6.6 million) for the second quarter of 2018, representing a decrease of 55.2% from RMB97.9 million for the corresponding period in 2017. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB9.1 million (US$1.4 million) for the second quarter of 2018, representing an increase of 378.9% from RMB1.9 million for the corresponding period in 2017. The interest income mainly represent interest related to amounts due from Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited. We own 15.4% of the equity interest of Fanhua Puyi Fund Sales Limited.

Income tax expense was RMB57.3 million (US$8.7 million) for the second quarter of 2018, representing an increase of 11.3% from RMB51.5 million for the corresponding period in 2017. The increase was primarily due to an increase in operating income. The effective tax rate for the second quarter of 2018 was 31.7% compared with 28.4% for the corresponding period in 2017. The increase in effective tax rate was primarily due to the provision of withholding income tax for dividend payment.

Share of income of affiliates was RMB49.7 million (US$7.5 million) for the second quarter of 2018, representing an increase of 314.2% from RMB12.0 million for the corresponding period in 2017, mainly attributable to an increase of profits from CNFinance Holdings Limited (“CNFinance”), the parent company of Sincere Fame International Limited (“Sincere Fame”). Following the reorganization of Sincere Fame in March 2018, we directly held 20.58% of the equity interest in CNFinance.

Net income from continuing operations was RMB172.9 million (US$26.1million) for the second quarter of 2018, representing an increase of 22.1% from RMB141.6 million for the corresponding period in 2017.

Net income from discontinued operations3 was nil for the second quarter of 2018, as compared to a net loss of RMB0.1 million for the corresponding period in 2017, representing the net loss from the Company’s brokerage segment, which was disposed of in November 2017.

Net income attributable to the Company’s shareholders was RMB171.8 million (US$26.0 million) for the second quarter of 2018, representing an increase of 22.4% from RMB140.3 million for the corresponding period in 2017.

Net margin was 17.7% for the second quarter of 2018 compared with 14.0% for the corresponding period in 2017.

Basic and diluted net income per ADS were RMB2.64 (US$0.40) and RMB2.64(US$0.40) for the second quarter of 2018, respectively, representing increases of 15.8% and 20.0% from RMB2.28 and RMB2.20 for the corresponding period in 2017.

As of June 30, 2018, the Company had RMB2.8 billion (US$422.1 million) in cash, cash equivalents and short term investments.

3 Due to the disposal of Fanhua Bocheng Insurance Brokerage Co., Ltd. (“Bocheng”) in November 2017, the Company is required to present its financial results on a continuing and discontinued basis. The company’s results of operations related to discontinued operations have been restated as discontinued operations on a retrospective basis for all periods presented accordingly. Profits and losses related to Bocheng are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Financial Results for the First Half of 2018

Total net revenues were RMB1,815.4 million (US$274.3 million) for the first half of 2018, representing a decrease of 22.3% from RMB2,336.1 million for the corresponding period in 2017.

●	Net revenues for the life insurance business were RMB1,481.3 million (US$223.9 million) for the first half of 2018, representing an increase of 23.1% from RMB1,203.6 million for the corresponding period in 2017. The increase was mainly due to the contribution from renewal commissions. Revenues generated from our life insurance business accounted for 81.6% of our total net revenues in the first half of 2018.

●	Net revenues for the P&C insurance business were RMB184.2 million (US$27.8 million) for the first half of 2018, representing a decrease of 81.5% from RMB995.1 million for the corresponding period in 2017. The decrease was primarily due to i) the disposal of most of the our P&C insurance agencies in October 2017; and ii) the transition of our auto insurance business from a commission-based business model towards a platform business model starting from the fourth quarter of 2017. Revenues for the P&C insurance business are mainly derived from commissions generated from Baoxian.com and the technology service fees based on the volume of insurance premiums transacted through CNpad. Revenues generated from the P&C insurance business accounted for 10.1% of our total net revenues in the first half of 2018.

●	Net revenues for the claims adjusting business were RMB149.9 million (US$22.6 million) for the first half of 2018, representing an increase of 9.2% from RMB137.3 million for the corresponding period in 2017. Revenues generated from the claims adjusting business accounted for 8.3% of our total net revenues in the first half of 2018.

Total operating costs and expenses were RMB1,597.6 million (US$241.4 million) for the first half of 2018, representing a decrease of 27.7% from RMB2,208.8 million for the corresponding period in 2017.

●	Commission costs were RMB1,269.1 million (US$191.8 million) for the first half of 2018, representing a decrease of 30.5% from RMB1,826.4 million for the corresponding period in 2017. The decrease was mainly due to the decrease in commission costs of P&C insurance business, partially offset by the growth in commission costs of our life insurance business.

◆	Costs of the life insurance business were RMB1,021.7 million (US$154.4 million) for the first half of 2018, representing an increase of 26.1% from RMB810.4 million for the corresponding period in 2017. The increase was in line with the growth in sales. Costs incurred by the life insurance business accounted for 80.5% of our total commission costs in the first half of 2018.

◆	Costs of the P&C insurance business were RMB153.2 million (US$23.2 million) for the first half of 2018, representing a decrease of 83.4% from RMB922.6 million for the corresponding period in 2017. The decrease was in line with the decrease in sales. The costs of the P&C insurance business mainly represent commission costs incurred for business on Baoxian.com. Costs incurred by the P&C insurance business accounted for 12.1% of our total commission costs in the first half of 2018.

◆	Costs of the claims adjusting business were RMB94.2 million (US$14.2 million) for the first half of 2018, representing an increase of 1.0% from RMB93.3 million for the corresponding period in 2017. Costs incurred by the claims adjusting business accounted for 7.4 % of our total commission costs in the first half of 2018.

●	Selling expenses were RMB102.6 million (US$15.5 million) for the first half of 2018, representing a decrease of 3.2% from RMB106.0 million for the corresponding period in 2017. The decrease was primarily due to the reduction in expenses as a result of the disposal of most of our P&C insurance agency subsidiaries in the fourth quarter of 2017, as part of the implementation of a platform business model for our auto insurance business.

●	General and administrative expenses were RMB225.9 million (US$34.1 million) for the first half of 2018, representing a decrease of 18.3% from RMB276.5 million for the corresponding period in 2017. The decrease was mainly due to a significant reduction in expenses incurred by our P&C insurance agencies as a result of the migration to the platform business model since the fourth quarter of 2017 and the disposal of certain P&C insurance agencies, though partially offset by an increase in expenses incurred by new office setup and staff recruitment in relation to regional expansion.

As a result of the preceding factors, we had an operating income of RMB217.8 million (US$32.9 million) for the first half of 2018, representing an increase of 71.2% from RMB127.2 million for the corresponding period in 2017.

Operating margin was 12.0% for the first half of 2018, compared to 5.4% for the corresponding period in 2017. The increase was primarily due to the increase in the sales of regular term life insurance policies and the increase in renewal life insurance business, which have a higher profit margin.

Investment income was RMB77.1 million (US$11.6 million) for the first half of 2018, representing a decrease of 28.7% from RMB108.2 million for the corresponding period in 2017. Investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with terms ranging from half a year to two years and interest payable on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB19.9 million (US$3.0 million) for the first half of 2018, representing an increase of 696.0% from RMB2.5 million for the corresponding period in 2017. Interest income mainly represent interest related to amounts due from Shenzhen Chuangjia Investment Limited Partnership, which beneficially owns 84.6% of Fanhua Puyi Fund Sales Limited (“Fanhua Puyi Fund Sales”). We own 15.4% of the equity interest of Fanhua Puyi Fund Sales.

Income tax expense was RMB101.1million (US$15.3 million) for the first half of 2018, representing an increase of 28.3% from RMB78.8 million for the corresponding period in 2017. The increase was primarily due to an increase in operating income. The effective tax rate for the first half of 2018 was 32.3% compared with 31.7% for the corresponding period in 2017. The increase in effective tax rate was primarily due to the provision of withholding income tax for dividend payment.

Share of income of affiliates was RMB90.1 million (US$13.6 million) for the first half of 2018, representing an increase of 203.4% from RMB29.7 million for the corresponding period in 2017, mainly attributable to an increase of profits from CNFinance, in which we own 20.58% of the equity interests.

Net income from continuing operations was RMB302.5 million (US$45.7million) for the first half of 2018, representing an increase of 51.6% from RMB199.6 million for the corresponding period in 2017.

Net income from discontinued operations4 was nil for the first half of 2018, as compared to RMB6.6 million for the corresponding period in 2017, representing the net income from the Company’s brokerage segment, which was disposed of in November 2017.

Net income attributable to the Company’s shareholders was RMB302.1 million (US$45.6 million) for the first half of 2018, representing an increase of 43.8% from RMB210.1 million for the corresponding period in 2017.

Net margin was 16.6% for the first half of 2018 compared with 9.0% for the corresponding period in 2017.

Basic and diluted net income per ADS were RMB4.65 (US$0.70) and RMB4.64 (US$0.70) for the first half of 2018, respectively, representing increases of 32.9% and 37.7% from RMB3.50 and RMB3.37 for the corresponding period in 2017.

Key Operational Metrics for Fanhua’s Online Initiatives for the Second quarter of 2018:

●	CNpad Auto Insurance Mobile Application (“CNpad Auto Insurance App”) - Our proprietary mobile sales support system:

➢	CNpad Auto Insurance App had been downloaded and activated 464,290 times as of June 30, 2018, representing an increase of 57.8% from 294,228 times as of June 30, 2017;

➢	The number of active users4 of CNpad Auto Insurance App was 57,895 in the second quarter of 2018, representing a decrease of 3.9% from 60,234 in the second quarter of 2017;

➢	Insurance premiums generated through CNpad Auto Insurance App were RMB581.0 million (US$87.8 million) in the second quarter of 2018, representing a decrease of 3.5 % from RMB 602.1 million for the corresponding period of 2017.

4 Active users are defined as users who made at least one purchase through CNpad App during the specified period.

●	Lan Zhanggui - Our one-stop insurance service platform that integrates the key functions of both CNpad Auto Insurance and CNpad Life Insurance App, which was launched in October 2017. All CNpad Life Insurance App accounts have been converted to Lan Zhanggui.

➢	Lan Zhanggui had been downloaded and activated 630,995 times as of June 30, 2018, representing an increase of 139.3% from 263,696 times of downloads of CNpad Life Insurance App as of June 30, 2017;

➢	The number of active users of Lan Zhanggui[5] was 71,843 in the second quarter of 2018, representing an increase of 112.3% from 33,838 active users of CNpad Life Insurance App in the second quarter of 2017;

➢	Insurance premiums generated through Lan Zhanggui were RMB 747.0 million (US$112.9 million) in the second quarter of 2018, among which life insurance premiums accounted for RMB 707.4 million (US$106.9 million) and property insurance premium was RMB39.6 million (US$6.0 million), representing an increase of 132.6 % from RMB321.2 million generated through CNpad Life Insurance App for the second quarter of 2017.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was 3.5 million as of June 30, 2018, representing an increase of 94.4% from 1.8 million as of June 30, 2017.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 1.8 million as of June 30, 2018, representing an increase of more than 75% from approximately 1.0 million as of June 30, 2017.

➢	The number of active customer accounts[6] was 89,600 in the second quarter of 2018, representing an increase of 96.8% from 45,520 in the corresponding period of 2017;

➢	Insurance premiums generated on or through Baoxian.com was RMB560.0 million (US$ 84.6 million) in the second quarter of 2018, representing an increase of 11.5 times from RMB44.7 million in the corresponding period of 2017.

Recent Development

●	Fanhua had 630,995 sales agents and 1,191 professional claims adjustors as of June 30, 2018, compared with 328,267 sales agents, and 1,228 professional claims adjustors as of June 30, 2017. As of June 30, 2018, Fanhua’s distribution network consisted of 580 sales outlets operating in 22 provinces, compared with 856 sales outlets operating in 21 provinces as of June 30, 2017. Its claims adjusting service network covered 31 provinces with 132 service outlets as of June 30, 2018, compared with 156 service outlets in 29 provinces as of June 30, 2017.

5 Active users of Lan Zhanggui included users who made at least one purchase of life insurance policy through CNpad Life Insurance App in 2017 and Lan Zhanggui (including both its mobile application or WeChat public account) during the specific period.

6 Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

●	Fanhua was listed as one of the top 20 global insurance brokers, in the July 2018 edition of Best’s Review, a monthly magazine published by A. M. Best, one of the most prestigious insurance rating agencies in the world. Fanhua, which was ranked No. 20th in 2017, is the only Asian company on the list and has been on it for four consecutive years and. The ranking was based on total revenues of 2017.

●	In July 2018, Baoxian.com won the Best Internet Insurance Platform 2017 in the Third China Internet Insurance Conference organized by China Insurance Quote, the most authoritative and influential insurance newspaper in China.

Business Outlook

Fanhua expects its operating income to be no less than RMB100.0 million for the third quarter of 2018. This forecast reflects Fanhua’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its second quarter and first half 2018 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on August 20, 2018
or 9:00 AM Beijing/Hong Kong Time on August 21, 2018

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606
India	1-800-3010-6020

The toll dial-in numbers:
China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 1267067

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of June 30, 2018, our distribution and service network consisted of 712 sales and service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2017	2018	2018
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	363,746	303,256	45,829
Restricted cash	75,287	76,050	11,493
Short term investments	2,498,730	2,489,621	376,240
Accounts receivable, net	515,194	872,721	131,889
Insurance premium receivables	4,325	5,813	878
Other receivables	631,381	653,305	98,730
Other current assets	43,864	56,005	8,464
Total current assets	4,132,527	4,456,771	673,523

Non-current assets:

Property, plant, and equipment, net	26,075	31,141	4,706
Goodwill and intangible assets, net	127,079	111,604	16,866
Deferred tax assets	2,091	11,672	1,764
Investment in affiliates	404,783	493,204	74,535
Other non-current assets	45,187	58,733	8,876
Total non-current assets	605,215	706,354	106,747
Total assets	4,737,742	5,163,125	780,270

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2017	2018	2018
	RMB	RMB	US$

Current liabilities:
Accounts payable	203,024	435,601	65,830
Insurance premium payables	9,553	17,366	2,624
Other payables and accrued expenses	241,894	237,032	35,821
Accrued payroll	77,424	81,245	12,278
Income tax payable	129,965	161,032	24,336
Total current liabilities	661,860	932,276	140,889

Non-current liabilities:
Other tax liabilities	70,350	70,350	10,632
Deferred tax liabilities	17,139	37,030	5,596
Total non-current liabilities	87,489	107,380	16,228
Total liabilities	749,349	1,039,656	157,117

Ordinary shares	9,571	9,582	1,448
Additional paid-in capital	2,429,559	2,247,106	339,591
Statutory reserves	311,038	311,515	47,077
Retained earnings	1,468,708	1,770,291	267,533
Accumulated other comprehensive loss	(93,108)	(94,170)	(14,231)
Subscription receivables	(248,717)	(227,622)	(34,399)
Total shareholders’ equity	3,877,051	4,016,702	607,019
Non-controlling interests	111,342	106,767	16,134
Total equity	3,988,393	4,123,469	623,153
Total liabilities and equity	4,737,742	5,163,125	780,270

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	929,794	900,092	136,025	2,198,796	1,665,518	251,699
Life insurance Business	590,258	808,308	122,154	1,203,649	1,481,275	223,856
P&C insurance Business	339,536	91,784	13,871	995,147	184,243	27,843
Claims adjusting	72,688	72,024	10,885	137,273	149,861	22,648
Total net revenues	1,002,482	972,116	146,910	2,336,069	1,815,379	274,347
Operating costs and expenses:
Agency	(690,521)	(626,453)	(94,672)	(1,733,025)	(1,174,873)	(177,551)
Life insurance Business	(375,282)	(553,424)	(83,636)	(810,392)	(1,021,677)	(154,400)
P&C insurance Business	(315,239)	(73,029)	(11,036)	(922,633)	(153,196)	(23,151)
Claims adjusting	(43,033)	(45,195)	(6,830)	(93,336)	(94,201)	(14,236)
Total operating costs	(733,554)	(671,648)	(101,502)	(1,826,361)	(1,269,074)	(191,787)
Selling expenses	(53,671)	(53,895)	(8,145)	(106,010)	(102,597)	(15,505)
General and administrative expenses	(143,233)	(118,976)	(17,980)	(276,460)	(225,930)	(34,143)
Total operating costs and expenses	(930,458)	(844,519)	(127,627)	(2,208,831)	(1,597,601)	(241,435)
Income from operations	72,024	127,597	19,283	127,238	217,778	32,912
Other income, net:
Investment income	97,890	43,941	6,641	108,178	77,052	11,644
Interest income	1,948	9,127	1,379	2,507	19,884	3,005
Others, net	9,190	(188)	(29)	10,801	(1,308)	(198)
Income before income taxes and income of affiliates	181,052	180,477	27,274	248,724	313,406	47,363
Income tax expense	(51,498)	(57,264)	(8,654)	(78,792)	(101,088)	(15,277)
Share of income of affiliates	12,024	49,662	7,505	29,693	90,146	13,623
Net income from continuing operations	141,578	172,875	26,125	199,625	302,464	45,709
Net income from discontinued operations, net of tax	(120)	—	—	6,645	—	—
Net income	141,458	172,875	26,125	206,270	302,464	45,709
less: net income (loss) attributable to noncontrolling interests	1,111	1,033	156	(3,817)	404	61
Net income attributable to the Company’s shareholders	140,347	171,842	25,969	210,087	302,060	45,648

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic
Net income from continuing operations	0.11	0.13	0.02	0.17	0.23	0.04
Net income from discontinued operation	—	—	—	0.01	—	—
Net income	0.11	0.13	0.02	0.18	0.23	0.04
Diluted
Net income from continuing operations	0.11	0.13	0.02	0.16	0.23	0.04
Net income from discontinued operation	—	—	—	0.01	—	—
Net income	0.11	0.13	0.02	0.17	0.23	0.04

Net income per ADS:
Basic
Net income from continuing operations	2.28	2.64	0.40	3.39	4.65	0.70
Net income from discontinued operation	—	—	—	0.11	—	—
Net income	2.28	2.64	0.40	3.50	4.65	0.70
Diluted
Net income from continuing operations	2.20	2.64	0.40	3.26	4.64	0.70
Net income from discontinued operation	—	—	—	0.11	—	—
Net income	2.20	2.64	0.40	3.37	4.64	0.70

Shares used in calculating net income per share:
Basic	1,231,971,654	1,300,304,491	1,300,304,491	1,198,884,443	1,300,248,101	1,300,248,101
Diluted	1,276,541,316	1,301,503,664	1,301,503,664	1,245,046,426	1,302,246,701	1,302,246,701

Net income	141,458	172,875	26,125	206,270	302,464	45,709
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(2,820)	5,068	766	(2,979)	(2,254)	(341)
Fair value changes	(896)	—	—	(632)	—	—
Share of other comprehensive gain (loss) of affiliates	911	101	15	(546)	(1,726)	(261)
Comprehensive income	138,653	178,044	26,906	202,113	298,484	45,107
Less: Comprehensive income (loss) attributable to the noncontrolling interests	1,111	1,033	156	(3,817)	404	61
Comprehensive income attributable to the Company’s shareholders	137,542	177,011	26,750	205,930	298,080	45,046

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net cash generated from(used in) operating activities	108,858	(4,339)	(656)	117,953	26,215	3,962
Net cash generated from(used in) investing activities	4,701	298,905	45,172	122,420	87,301	13,193
Net cash generated from (used in) financing activities	194,019	(182,496)	(27,580)	197,855	(163,410)	(24,695)
Net increase (decrease)in cash, cash equivalents and restricted cash	307,578	112,070	16,936	438,228	(49,894)	(7,540)
Cash, cash equivalents and restricted cash at beginning of period	404,435	269,747	40,765	273,979	439,033	66,348
Effect of exchange rate changes on cash and cash equivalents	(2,880)	(2,511)	(379)	(3,074)	(9,833)	(1,486)
Cash, cash equivalents and restricted cash at end of period	709,133	379,306	57,322	709,133	379,306	57,322

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.

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